Schering AG raises earnings expectations for 2001

Berlin, Germany, July 27, 2001; Schering AG (FSE: SCH, NYSE: SHR), the pharmaceutical company with leading positions world-wide in the fields of oral contraceptives, in-vivo diagnostics, multiple sclerosis and leukemia, today announced strong revenues and net income performance for the first half-year ended June 30, 2001.

Net sales rose 9 percent year-on-year to EUR 2,409 million
US$ 2,041 million)*, net income improved by 26 percent to EUR 264 million
US$ 224 million). In particular the products for fertility control and hormone therapy showed an excellence performance with a growth rate of 15 percent. Operating profit grew 1 percent to EUR 365 million (US$ 309 million), influenced by investments for the launch of new products like Yasmin(R)in the US, and earnings per share were up 26 percent to EUR 1.33 (US$ 1.13). Schering AG reported four FDA-approvals in the second quarter of 2001 including approval for the unique oral contraceptive Yasmin(R)and for the innovative leukemia drug Campath(R).

"Schering AG's success is based on our strategy to focus on specific fields and our strength in well defined medical areas, such as multiple sclerosis, where the advantages of our top product Betaseron(R)have just been confirmed by an independent scientific study," commented Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG. "We have a strong product pipeline and expect Yasmin(R)and Campath(R)to become significant growth drivers of the future."

Schering AG confirmed its earlier sales expectations for the full year 2001. Net income expectations for the full year 2001 were raised for the second time this year and are now projected with over EUR 400 million
US$ 339 million) compared with EUR 336 million (US$ 285 million) last year.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

*Conversion rate EUR - US$ was the noon buying rate on June 30, 2001.

Berlin, Germany, July 27, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de



__________________________________________________________________________



-------------------------------------------------
INTERIM REPORT: First Six Months 2001
-------------------------------------------------

This Interim Report for the Schering Group comprises the Consolidated Income Statements as well as condensed versions of the Consolidated Balance Sheets and Consolidated Cash Flow Statements. It also provides a regional breakdown of sales and results. Major earnings indicators are presented on a quarterly basis.

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing rate method is used for all such companies.

Since January 1, 2001, we have applied the International Accounting Standard IAS 39. This standard requires securities to be valued at market value. The adoption of this standard has had no impact on net income, as unrealized gains and losses are excluded from earnings and reported as a separate component of equity. The adoption of the International Accounting Standard IAS 40 on January 1, 2001, has not changed our previous valuation and accounting policies, as we opted for the cost model; i.e. we continue to carry investment property at its cost less any accumulated depreciation and any accumulated impairment losses.

The Interim Report complies with International Accounting Standard IAS 34. The Report has not been audited.




 The first six months of 2001 at a glance

* Sales growth continues: +9%
* Net income up 26%
* Betaferon(R): independent study confirms significant advantages
* New approvals in the US: Campath(R), Yasmin(R), Climara(R) 25, Finevin(TM)
* High profit contribution from Aventis CropScience




____________________________________________________________________________
Top-selling products in the first six months 2001

                    Jan. - June	        Change from 1-6/2000
                            2001
                                                    currency
                        (in EURm)          total    adjusted
                   --------------       ---------   ---------
 1. Betaferon(R)*            326           + 13%       + 12%
 2. Iopamiron(R)             167           -  6%       -  1%
 3. Magnevist(R)             153           +  7%       +  6%
 4. Ultravist(R)             125           -  1%       +  1%
 5. Diane(R)                 108           +  9%       + 11%
 6. Fludara(R)                73           + 45%       + 40%
 7. Microgynon(R)             69           + 17%       + 16%
 8. Meliane(R)                62           + 28%       + 29%
 9. Betapace(R)               61           - 49%       - 52%
10. Femovan(R)                56           +  2%       +  4%
11. Climara(R)                53           +  4%          0%
12. Androcur(R)               51           -  3%       +  1%
13. Triquilar(R)              51           + 15%       + 14%
14. Mirena(R)                 46           + 35%       + 37%
15. Miranova(R)               24           + 52%       + 46%

* Trade name in the United States and Canada: Betaseron(R)



_____________________________________________________________________________



Satisfactory Sales Growth in the First Six Months of the Year

In the first six months of 2001 the Schering Group increased its net sales by 9% to EUR2,409m. Acquisitions contributed 3% to this growth.

The positive effects of the development of the US dollar were offset, among other things, by the negative development of the Japanese yen. Currency effects had no impact on figures overall.

We recorded a marked increase in volume sales in our Europe, Asia and Latin America/Canada Regions. Sales growth reached double-digit values in each of these Regions. Compared to the first six months of 2000, sales in Germany were unchanged at EUR257m.

In the United States Region, success with preparations such as Betaferon(R) and Fludara(R) enabled us to cushion the fall in sales of Betapace(R) caused by the expiration of this product's market exclusivity. The FDA's approval of our innovative drugs Campath(R) and Yasmin(R), as well as Climara(R) 25 and Finevin(TM), in the second quarter of 2001 reflects our successful product strategy and will form the basis for future growth.

Sales in the Japan Region were slightly up on the previous year at EUR315m.

Betaferon(R), the preparation for the treatment of different forms of multiple sclerosis, again recorded notable growth with an increase of 13%.


________________________________________________________________________________________________________________________
Net Sales by Region
Schering AG Group

                               (in EURm)                                      Change from 1-6/2000     % of net sales
                          1-6/2001  1-6/2000     Total       Volume/Price   Currency   Acquisitions  1-6/2001  1-6/2000
-----------------------------------------------------------------------------------------------------------------------
Europe*                   1,109     1,013        + 10%        +  9%       -  2%        +  3%             46%       46%
-----------------------------------------------------------------------------------------------------------------------
United States               527       495        +  6%        -  2%       +  7%        +  1%             22%       22%
-----------------------------------------------------------------------------------------------------------------------
Japan                       315       307        +  3%        -  1%       -  5%        +  9%             13%       14%
-----------------------------------------------------------------------------------------------------------------------
Latin America/              251       220        + 14%        + 13%       +  1%           0%             10%       10%
Canada
-----------------------------------------------------------------------------------------------------------------------
Asia                        111        98        + 13%        + 18%       -  5%           0%              5%        4%
-----------------------------------------------------------------------------------------------------------------------
Other                        96        84        + 14%        + 13%       +  1%           0%              4%        4%
Activities
-----------------------------------------------------------------------------------------------------------------------
Total                     2,409     2,217        +  9%        +  6%          0%        +  3%            100%       100%


* incl. Africa, Australia, and New Zealand
_______________________________________________________________________________________________________________________



Fertility Control and Hormone Therapy: Yasmin(R) Launched in the United States

The positive development of our strong product portfolio, as well as important product launches, allowed us to increase sales in the Fertility Control and Hormone Therapy business area by 15% to EUR750m.

Our novel contraceptive Yasmin(R), which has been available in Europe since the end of 2000, was put on the market in the United States in June 2001. In addition to reliable contraception, Yasmin(R) offers unique, positive additional effects on body weight, menstruation complaints and the skin.

Mirena(R), our intrauterine hormone-delivery system, developed excellently with a 35% growth in sales. The product's recent introduction on the US market also already made a contribution.




Therapeutics: Expansion of our Oncology Portfolio

Sales in the Therapeutics business area rose by 4% to EUR745m. Betaferon(R) contributed EUR326m to total sales in this business area.

An independent study comparing Betaferon(R) with a competing product was presented at the Congress of the American Academy of Neurology in May 2001 (INCOMIN Study*). It confirmed again the superior treatment results of a higher dosage - and of our product Betaferon(R) in particular - and will lead to a strengthening of our market position.

(* INdependent COMparison of INterferons, funded by Ministry of Health and MS Society, Italy)


In the United States and Europe we received approval for Campath(R)/MabCampath(TM), an important product for the treatment of chronic lymphocytic leukemia (CLL). This humanized monoclonal antibody is an optimum supplement for our preparation Fludara(R), significantly extending the therapy options for CLL patients. Campath(R) was launched in the US market in June 2001; it will soon be put on the market in Europe under the trade name MabCampath(TM).

Fludara(R) recorded an excellent increase in sales of 45%. A study published in January 2001 demonstrates that previously untreated patients with CLL showed significantly higher response rates compared to the standard first-line therapy product for CLL. Schering is planning to gain marketing approval of Fludara(R) for the first-line therapy of CLL.




Diagnostics and Radiopharmaceuticals: Further Increase in Net Sales

The Diagnostics and Radiopharmaceuticals business area increased its sales by 8% to EUR701m in the first six months of 2001. X-ray contrast media accounted for EUR358m of this figure, magnetic resonance imaging (MRI) products EUR156m, and application technologies for contrast media EUR105m. Sales of radiopharmaceuticals totaled EUR77m.

We strengthened our distribution network for radiopharmaceuticals with a minority shareholding in the Spanish company Molypharma S.A.

Despite the continuing pressure on prices in the diagnostics field, we again succeeded in increasing sales of our MRI preparation Magnevist(R).




Dermatology: High Acceptance of Advantan(R)

Sales in the Dermatology business area, at EUR116m, were 5% higher than in the same period last year. The top seller was Advantan(R), our preparation for the treatment of eczema. Advantan(R) showed an extremely dynamic development and is now our leading dermatology product, ahead of Nerisona(R).

In May 2001 we received US approval for Finevin(TM), which is used for the topical treatment of mild to moderate inflammatory acne vulgaris. The product is already well-established in many countries under the trade name Skinoren(R).




_________________________________________________________________________________________________________________________
Net Sales by Business Area
Schering AG Group
                              (in EURm)                                   Change from 1-6/2000          % of net sales
                      ---------------------------------------------------------------------------------------------------
                       1-6/2001   1-6/2000     Total      Volume/Price   Currency     Acquisitions    1-6/2001   1-6/2000
-------------------------------------------------------------------------------------------------------------------------
Fertility Control and      750       653       + 15%        + 16%        - 1%            0%               31%       30%
Hormone Therapy
-------------------------------------------------------------------------------------------------------------------------
Therapeutics               745       714       +  4%           0%        + 1%          + 3%               31%       32%
-------------------------------------------------------------------------------------------------------------------------
Diagnostics and
Radiopharmaceuticals       701       651       +  8%        +  2%          0%          + 6%               29%       29%
-------------------------------------------------------------------------------------------------------------------------
Dermatology                116       111       +  5%        +  9%        - 4%            0%                5%        5%
-------------------------------------------------------------------------------------------------------------------------
Other Sources               97        88       + 10%        + 11%        - 1%            0%                4%        4%
-------------------------------------------------------------------------------------------------------------------------
Total                    2,409     2,217       +  9%        +  6%          0%          + 3%              100%      100%
_________________________________________________________________________________________________________________________





Aventis CropScience S.A.

In a very competitive market, Aventis CropScience achieved sales growth of 7% compared to the first six months of 2000. Growth was 6% after adjusting for currency effects. Sales totaled EUR2,375m with significant growth achieved in the Environmental Science segment, as well as in the Brazilian, Canadian and French markets. The herbicides Balance(R) and Puma(R) led the sales growth, while the insecticide Regent(R) showed positive development. The BioScience business recorded a cumulative sales growth of 7%, mostly due to the recovery of the Field Seeds area.



Dr Hubertus Erlen New Chairman of the Executive Board

After the Annual General Meeting on April 26, 2001, Dr Hubertus Erlen took over the office of Chairman of the Executive Board of Schering AG. He succeeds Dr Giuseppe Vita, who had retired from this position for age reasons at the end of his 12-year term of office. Dr Vita has been Chairman of the Supervisory Board of Schering AG since April 2001.




Personnel

The average number of employees in the Schering Group rose 7% in the period under review to 24,747 (excluding acquisitions by 3% to 23,955). At the same time, personnel costs rose by 12% to EUR760m (excluding acquisitions by 8% to EUR734m).



_____________________________________________________________________________
Personnel
                                                                  Year
January - June                  2001	    2000      Change      2000

Employees*                     24,747     23,175      +  7%     23,720
Personnel costs in EURm**         760        676      + 12%      1,422


*    Average
**   Wages and salaries, social contributions, pensions
____________________________________________________________________________





Capital Expenditure

This year's investment volume will be considerably higher than last year's; the figure for the whole year will be EUR240m, compared to EUR184m in 2000.
Of this investment, 58% relates to Germany, 16% to other countries of the European Union, and 11% to the United States. One priority of our capital spending will be the expansion of microbiological active-ingredient production at the Bergkamen site. In Berlin we will continue the project of concentrating the formulation and packaging of liquid and solid dosage forms at one site.

In Brazil we are continuing with the expansion of our production facility, which will specialize in the manufacturing and packaging of hormone-containing solid pharmaceutical products for the Latin American market.




Spin-off of the Finnish Fine Chemicals Business

With the spin-off of the fine chemicals business of our Finnish subsidiary Leiras Oy to the company Leiras Fine Chemicals Oy, we are continuing our strategy of focusing our activities on specific areas. The company started its business operations on July 1, 2001. Equal shares in this company are held by Leiras Oy and the French company Produits Chimiques Auxiliaires et de Synthese S.A.




Cash Flow Statement

Cash flow increased at a lower rate than net income. This was a result of a higher profit contribution from associated companies, which has no cash effect. The cash outflow due to the increase in working capital results, among other things, from the initial building up of stocks of new products.




____________________________________________________________________________________
Consolidated Cash Flow Statements
Schering AG Group


                                            Jan.- June   Jan.- June    Full year
(values expressed in EURm)                        2001      2000        2000
------------------------------------------------------------------------------------
Cash flows before working capital changes          355       305         645
Changes in working capital                        -108         5        -180
------------------------------------------------------------------------------------
Cash flows from operating activities               247       310         465
Cash flows from/used in investing activities      -126        13        -119
Cash flows used in financing activities           -275      -216        -172
------------------------------------------------------------------------------------
Net change in cash and cash equivalents           -154       107         174
Effect of exchange-rate movements
  on cash and cash equivalents                       3         0        -  2
Cash and cash equivalents at January,1             274       102         102
------------------------------------------------------------------------------------
Cash and cash equivalents
at June 30/December 31                             123       209         274
____________________________________________________________________________________




Net Income Jumps 26%

Due to a change in the product mix, gross profit rose at a slightly lower rate than net sales. Pre-marketing expenses connected with product launches, particularly in the United States, caused distribution costs to rise by 12%, a higher rate than sales. Overall, operating profit in the first half-year was at the same level compared to the same period of last year.

Aventis CropScience was able to increase its operating result (EBITA) by 20% due to a positive development in sales. The absence of restructuring expenses, together with one-off income from the sale of the Household Insecticide business, led to an exceptional increase in the net result. Schering's share of the net income was EUR82m, compared to EUR23m in the first six months of last year.

This year's other financial result includes impairment losses from declined market values of venture-capital investments. Last year's other financial result benefited from income from the sale of venture-capital investments. The tax reform in Germany led to a lower tax burden. Overall, net income rose by 26% to EUR264m.



Outlook

We expect tight double-digit sales growth for the whole of the 2001 financial year. Our latest product launches will contribute to this growth, especially in the fourth quarter. Since they will not yet deliver any substantial profit contribution due to market-introduction costs, operating profit will be slightly above the previous year's level. Concerning Aventis CropScience, it should be taken into account that most of the year's profits are generated in the first six months of the year.

We expect net income to exceed EUR400m.


Schering AG
The Executive Board
Berlin, July 2001




__________________________________________________________________________________________________________________________________

Segment Reporting
Schering AG Group
(values expressed in EURm)

                          Segment     Internal   External   Change year-    Segment    Change year-  Segment   Change year-
                          net sales   net sales  net sales  on-year         perform-   on-year       result    on-year
                                                                              ance*
January-June 2001
-----------------------------------------------------------------------------------------------------------------------------------
Europe Region**	             1,562         453      1,109       + 10%         492         +  8%        266           0%
-----------------------------------------------------------------------------------------------------------------------------------
Unites States Region           530           3        527       +  6%         147         - 15%         35        + 13%
-----------------------------------------------------------------------------------------------------------------------------------
Japan Region                   315           0        315       +  3%         107         - 14%         41        - 35%
-----------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada Region    264          13        251       + 14%          86         + 10%         51        +  6%
-----------------------------------------------------------------------------------------------------------------------------------
Asia Region                    114           3        111       + 13%          41         + 14%         23        + 10%
-----------------------------------------------------------------------------------------------------------------------------------
Other Activities               137          41         96       + 14%          49         + 20%         23        +  5%
-----------------------------------------------------------------------------------------------------------------------------------
Segment total                2,922         513      2,409       +  9%         922         +  1%        439        -  3%
-----------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --           --         --        --         - 422         +  5%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --           --         --        --         -  61         + 11%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Other                          --           --         --        --         -  74         - 19%       - 74        - 19%
-----------------------------------------------------------------------------------------------------------------------------------
Schering AG Group            2,922         513      2,409       +  9%         365         +  1%        365        +  1%
-----------------------------------------------------------------------------------------------------------------------------------



                          Segment     Internal   External   Change year-    Segment    Change year-  Segment   Change year-
                          net sales   net sales  net sales  on-year         perform-   on-year       result    on-year
                                                                              ance*
January-June 2000
-----------------------------------------------------------------------------------------------------------------------------------
Europe Region**              1,384          371      1,013       + 15%        456         + 16%        267        + 30%
-----------------------------------------------------------------------------------------------------------------------------------
Unites States Region           498            3        495       + 45%        173         + 52%         31        + 82%
-----------------------------------------------------------------------------------------------------------------------------------
Japan Region                   307            0        307       + 24%        125         + 45%         63        + 37%
-----------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada Region    229            9        220       + 50%         78         + 37%         48        + 45%
-----------------------------------------------------------------------------------------------------------------------------------
Asia Region                     99            1         98       + 24%         36         + 29%         21        + 50%
-----------------------------------------------------------------------------------------------------------------------------------
Other Activities               116           32         84       + 20%         41         +  8%         22        +  5%
-----------------------------------------------------------------------------------------------------------------------------------
Segment total                2,633          416      2,217       + 26%        909         + 27%        452        + 35%
-----------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --            --         --        --        - 402         + 24%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --            --         --        --        -  55            0%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Other                          --            --         --        --        -  91         + 65%       - 91        + 65%
- ---------------------------------------------------------------------------------------------------------------------------------
Schering AG Group            2,633          416      2,217       + 26%        361         + 28%        361        + 31%
-----------------------------------------------------------------------------------------------------------------------------------


*   Measure of performance used internally in the Schering AG Group
    (before allocation of 'research and development costs' and 'central production overheads and production variances'); previous year's figures adjusted

**  incl.Africa, Australia, and New Zealand






_________________________________________________________________________________

Earnings Indicators by Quarter
Schering AG Group
(values expressed in EURm)

                         1st         2nd         3rd          4th
                       quarter     quarter     quarter      quarter   Full year
---------------------------------------------------------------------------------
Net sales       2001     1,157       1,252
                   -------------------------------------------------------------
                2000     1,044       1,173       1,132        1,144      4,493
---------------------------------------------------------------------------------
Gross profit    2001       876         938
                   -------------------------------------------------------------
                2000       806         876         849          873      3,404
---------------------------------------------------------------------------------
Operating       2001       192         173
profit             -------------------------------------------------------------
                2000       188         173         113          166        640
---------------------------------------------------------------------------------
Profit on       2001       208         201
ordinary           -------------------------------------------------------------
activities      2000       207         183         105          140        635
---------------------------------------------------------------------------------
Income before   2001       128         140
minority           -------------------------------------------------------------
interest        2000       109         103          65           68        345
---------------------------------------------------------------------------------
Net income      2001       126         138
                   -------------------------------------------------------------
                2000       106         103          61           66        336
---------------------------------------------------------------------------------
Basic earnings  2001      0.64        0.69
per share*         -------------------------------------------------------------
(in EUR)        2000      0.54        0.51        0.31         0.34       1.70

* Figures for the 1st quarter 2000 have been adjusted
  due to a 1:3 share split
_________________________________________________________________________________




_______________________________________________________________________________________________________

Consolidated Income Statements
Schering AG Group
(values expressed in EURm)

January-June                               2001         2000         Change         Full year 2000
-------------------------------------------------------------------------------------------------------
Net sales                                  2,409       2,217         +  9%                  4,493
Cost of sales                             -  595      -  535         + 11%                - 1,089
-------------------------------------------------------------------------------------------------------
Gross profit                               1,814       1,682         +  8%                  3,404
Costs of
  marketing and selling                   -  774      -  689         + 12%                 -1,498
  engineering and administration          -  256      -  214         + 20%                 -  456
  research and development                -  422      -  402         +  5%                 -  811
Other operating expenses/income                3      -   16                                    1
-------------------------------------------------------------------------------------------------------
Operating profit                             365         361         +  1%                    640
Result from Aventis CropScience               82          23         +257%                  -  59
Other financial result                    -   38           6                                   54
-------------------------------------------------------------------------------------------------------
Profit on ordinary activities                409         390         +  5%                    635
Taxes on profit                           -  141       - 178         - 21%                 -  290
-------------------------------------------------------------------------------------------------------
Income before minority interests             268         212         + 26%                    345
Minority interests in profits/losses      -    4       -   3                               -    9
-------------------------------------------------------------------------------------------------------
Net income                                   264         209         + 26%                    336


Basic earnings per share (in EUR)            1.33        1.05         +26 %                  1.70
Diluted earnings per share* (in EUR)         1.33        1.05         +26 %                  1.68



* Diluted by stock options issued as part of Long-Term Incentive Plans for employees

________________________________________________________________________________________________________


_______________________________________________________________________________________

Consolidated Balance Sheets
Schering AG Group
(values expressed in EURm)


                                            June  30, 2001     December 31,2000
Assets
-------------------------------------------------------------------------------------
Goodwill                                               348                   359
Other intangible assets                                171                   142
Property, plant, and equipment                       1,238                 1,201
Financial assets                                       683                   543
--------------------------------------------------------------------------------------
Fixed assets                                         2,440                 2,245

Inventories                                            879                   779
Receivables and other assets                         1,569                 1,530
Marketable securities                                  404                   378
Cash and cash equivalents                              123                   274
-------------------------------------------------------------------------------------
Other non-current and current assets                 2,975                 2,961
                                                     -----                 -----
                                                     5,415                 5,206


Equity and Liabilities                      June  30, 2001     December 31, 2000
--------------------------------------------------------------------------------------
Paid-up capital                                        528                   528
Retained earnings at January 1                       1,769                 1,570
Dividend payments                                   -  198                -  165
Net income                                             264                   336
Unrealized gains and losses on
  marketable securities                                 77                     0
Translation adjustments                                 62                    28
---------------------------------------------------------------------------------------
Retained earnings at June 30 / December 31           1,974                 1,769
---------------------------------------------------------------------------------------
Shareholders' equity                                 2,502                 2,297
Minority interests                                      94                    92
Non-current provisions and liabilities               1,573                 1,570
Current provisions and liabilities                   1,246                 1,247
---------------------------------------------------------------------------------------
Provisions and liabilities                           2,819                 2,817
                                                     -----                 -----
                                                     5,415                 5,206
_______________________________________________________________________________________


The Interim Report has not been audited.